Superior Well Services, Inc. 1380 RT 286 East Suite #121 Indiana, PA 15701 Telephone 724-465-8904
June 26, 2007
Via Edgar and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Ms. April Sifford

Re:	Superior Well Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 0-51435
Ladies and Gentlemen:
     Set forth below are the Superior Well Services, Inc.’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2007. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Staff’s comment letter. All references to “the Company,” “we,” “us” and “our” refer to Superior Well Services, Inc.
Form 10-K
Consolidated Statements of Cash Flows, page 44
1.	Revise your disclosure to reflect any cash flows to acquire businesses, net of cash acquired, within your cash flows from investing activities, to the extent your asset acquisitions represent acquisition of businesses. Further, revise the Statements of Cash Flow Data with the Selected Financial Data on page 20 to conform with any changes made to your consolidated statements of cash flows.

Response:	Our consolidated statement of cash flows has been amended to display separately within investing activities the cash flows to acquire businesses, net of any cash acquired. See page 11 of the Company’s Form 10-K/A filed on June 26, 2007 (the “Form 10-K/A”). Further, the Statements of Cash Flow Data within Selected Financial Data on page 3 of the Form 10-K/A and the amount of capital expenditures for the year ended December 31, 2006 within the Financial Condition and Cash Flows section of Management’s Discussion and Analysis of Financial Condition and Results

of Operations on page 14 of the Form 10-K/A have been conformed to the changes made to our consolidated statements of cash flows.
Goodwill and Other Intangible Assets, page 47
2.	We note from your disclosure within Liquidity and Capital Resources on page 32 that your goodwill and intangible assets increased by $3.9 million due principally to asset acquisitions that occurred in 2006, including the Patterson acquisition. Please tell us how you accounted for each of your acquisitions, and explain how you complied with the accounting and disclosure provisions of SFAS no. 141, EITF 98-3, and Rule 3-05 of Regulation S-X.

Response:	During 2006 the Company purchased substantially all of the operating assets of Pettitt Wireline Services, LLC (“Pettitt”) and Patterson Wireline LLC (“Patterson”). Pettitt and Patterson performed open and cased hole completion services. The operating assets purchased included open and cased hole trucks, various tools and computer equipment used in performance of wireline completion services. In addition to the operating assets acquired, the Company entered into non-compete agreements and obtained customer lists from both companies. As discussed in more detail below, the Company performed the significance tests under Rule 3-05 of Regulation S-X and determined that neither purchase was significant either individually or when aggregated with the other. The Company considered neither purchase to be material nor to require additional disclosure under SFAS No. 141.

Pettitt’s operating assets were purchased for $900,000, which consisted of $450,000 in cash and a $450,000 note payable with a 7% interest rate. In connection with the asset purchase agreement, the sellers entered into non-compete agreements with the Company. The allocation of costs for the assets acquired was based on their estimated fair value at the date of acquisition ($720,000 to property, plant and equipment; and $180,000 to intangible assets). Pettitt represented only 0.2% of the Company’s total assets as of December 31, 2005 and Pettitt’s income from continuing operations represented only 0.8% of the Company’s income for the year ended December 31, 2005. Accordingly, Pettitt was not significant under Rule 3-05 of Regulation S-X.

Patterson’s operating assets were purchased for $8.7 million in cash. The operating assets included five cased hole trucks and four open hole trucks, various tools and computer equipment used in performance of wireline completion services. In connection with the asset purchase agreement the sellers entered into employment and non-compete agreements with the Company. The allocation of the assets acquired was based on their estimated fair value at the date of acquisition ($5,000,000 to property, plant and equipment; $800,000 to intangible assets; and $2,900,000 to goodwill).

Patterson represented only 7.7% of the Company’s total assets as of December 31, 2005 and Patterson’s income from continuing operations represented only 12.7% of the Company’s income for the year ended December 31, 2005. Accordingly, Patterson was not significant under Rule 3-05 of Regulation S-X.

Our notes to consolidated financial statements have been amended to reflect additional disclosure on asset acquisitions. See page 29 of the Company’s Form 10-K/A.
     In connection with responding to the Staff’s comments we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions that you have with respect to the foregoing responses to Thomas W. Stoelk at 724-465-8904 (telephone) or 724-465-8907 (fax).

Very truly yours,

/s/ Thomas W. Stoelk

By: Thomas W. Stoelk
Enclosures

cc (w/ enclosures):	David E. Wallace (Superior Well Services, Inc.)
Brett E. Braden (Vinson & Elkins LLP)
Nancy L. Bromall (Schneider Downs)